SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[February 4, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date  February 4, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
President and CEO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO CORPORATION’S FINANCIAL STATEMENTS 2003:
RESULT REMAINED AT A SIGNIFICANT LOSS

(Helsinki, Finland, February 4, 2004) – Metso Corporation (NYSE: MX; HEX: MEO)

•	In 2003, Metso Corporation’s net sales totaled EUR 4,250 million (EUR 4,691 million in 2002).

•	Operating profit before nonrecurring items and amortization of goodwill was EUR 133 million (EUR 251 million). After nonrecurring items and goodwill impairment, the operating loss was EUR 229 million (operating profit EUR 167 million in 2002).

•	Earnings per share was a negative EUR 1.89 (positive EUR 0.48 in 2002). Earnings per share for the fourth quarter of 2003 was EUR 0.47 (10-12/2002: EUR 0.35).

•	New orders worth EUR 4,256 million (EUR 4,646 million) were received. The Corporation’s order backlog at the end of the year was EUR 1,505 million (EUR 1,589 million).

•	Gearing at the end of the year was 107.7 percent (118.5 percent on September 30, 2003).

•	The Board proposes to the Annual General Meeting to be held on April 6, 2004 that a dividend of EUR 0.20 per share (EUR 0.60 per share) be distributed.

The uncertainty of the global economy affected Metso’s customer industries in Europe and North America. In Asia and particularly in the Chinese markets, investment activity continued to be lively. In the year’s final quarter, the North American economy showed signs of recovery. The weakening of the U.S. dollar throughout the year was clearly reflected in Metso’s operating environment and weakened the result and the competitiveness of products made in Europe.

The value of orders received by Metso was 8 percent lower than in 2002. However, calculated with the previous year’s exchange rates, the value of orders received remained close to the previous year’s level. Metso’s order backlog at the end of the year was 5 percent less than at the end of 2002. The operating profit before nonrecurring items and amortization of goodwill was EUR 133 million, or 3.1 percent of net sales. The decline in operating profit was primary due to the strengthening of the euro, the lower margins in Metso Paper’s large projects than in the comparison year, and the continuing tight competition in Metso Minerals’ crushing and screening and minerals processing equipment markets. In 2003, Metso’s operating loss was EUR 229 million, or 5.4 percent of net sales.

Measured by results, the year’s final quarter was the best, due to increased delivery volumes and improved profitability in the core business areas.

The nonrecurring expenses of the efficiency improvement program were EUR 103 million. The program aims at an annual result improvement of more than EUR 100 million. Furthermore, a goodwill impairment of EUR 205 million was made in Metso Minerals, due to a continued demanding market situation in rock and minerals processing and exchange rate movements that were unfavorable to Metso Minerals.

Short-term outlook

The markets and demand for Metso’s products are estimated to remain at the previous year’s level in Europe, Asia and South America. In the North American markets, the demand for Metso Minerals’ products is estimated to recover.

The practical implementation of measures relating to the ongoing efficiency improvement program will focus on 2004. The market situation and the weakening of the U.S. dollar challenges Metso’s profitability performance. Metso’s long-term profitability targets are not estimated to be reached within the next two years. In 2004, the primary focus in managing the Corporation will be the decisive implementation of the efficiency improvement actions and on other measures to improve profitability and strengthen the balance sheet.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28, 500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Olli Vaartimo, President and CEO, Metso Corporation, tel. +358 20 484 3010
Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, tel. +358 20 484 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

Metso Corporation’s financial statements REVIEW 2003

The Corporation’s key figures 2003

(in millions)	10-12/03 EUR	10-12/02 EUR	1-12/03 EUR	1-12/02 EUR	Change %

Net sales	1,204	1,297	4,250	4,691	(9)

Operating profit before nonrecurring operating items and amortization of goodwill	52	95	133	251	(47)

% of net sales	4.4	7.3	3.1	5.3

Operating profit/ loss	45	73	(229)	167	(237)

% of net sales	3.7	5.6	(5.4)	3.6

Earnings per share, EUR	0.47	0.35	(1.89)	0.48

Orders received	960	1,042	4,256	4,646	(8)

			31.12.03	31.12.02

Order backlog			1,505	1,589	(5)

Equity to assets ratio, %			28.3	33.3

Gearing, %			107.7	80.6

Operating environment

The uncertainty of the global economy affected Metso’s customer industries in Europe and North America. In Asia and particularly in the Chinese markets, investment activity continued to be lively. In the year’s final quarter, the North American economy showed signs of recovery.

In pulp and paper industry markets, the price of chemical pulp rose until early June, after which it declined, before increasing in

October. In Europe, the prices of printing papers leveled off after a decline in the first half of the year. In North America, the prices of newsprint and magazine paper strengthened slightly in the second half of the year, but fine paper prices fell significantly.

In rock and minerals processing markets, the prices of the most common base metals rose steadily throughout the year. In Europe and North America, the price of aggregates developed moderately. In growing markets, especially in India and China, the price of aggregates increased. The price development was also affected by continuously tightening quality demands on aggregates, which for their part add to the technology demands on the crushing process. In addition, the price of recycled metal rose significantly.

The weakening of the U.S. dollar throughout the year was clearly reflected in Metso’s operating environment and reduced the competitiveness of products made in Europe.

Demand for Metso’s products

Metso Paper’s market situation was satisfactory in 2003, even though customers’ willingness to commit to new machine investments, especially in Europe and North America, continued at a low level. The SARS epidemic temporarily weakened the market situation in China, but demand recovered to the level of the year’s first months in the second half of the year.

In Metso Minerals’ customer industries, demand in the construction industry weakened in Europe. Demand was weak in North America, but started to pick up in the final quarter. In the Chinese markets, demand remained good. On the whole, the demand for mining industry products was satisfactory. Towards the year’s end, the number of equipment and project inquiries increased in South America, South Africa and Australia.

Demand for Metso Automation’s products remained at the previous year’s level in North America. In Europe, customer industries’ investments were at a low level. In China, demand was good. Demand in the power and process industry was stronger than in the previous year.

Orders received and order backlog

The value of orders received by Metso in 2003 was EUR 4,256 million, or 8 percent lower than in 2002. Calculated with the previous year’s exchange rates, the value of orders received decreased by 3 percent. Metso’s order backlog at the end of the year was EUR 1,505 million, or 5 percent less than at the end of 2002. 41 percent of orders originated from Europe, 21 percent from North America, 27 percent from Asia-Pacific, 6 percent from South America and 5 percent from the rest of the world.

The value of orders received by Metso Paper during the year under review totaled EUR 1,710 million, up 6 percent on the comparison year. Metso Paper’s order backlog strengthened by 7 percent compared with the end of the previous year, totaling EUR 784 million at the end of 2003.

The value of orders received by Metso Minerals was EUR 1,594 million, down 14 percent on the comparison year. The business area’s order backlog decreased by 15 percent and was EUR 397 million at the end of the year under review.

The value of orders received by Metso Automation was EUR 531 million, down 17 percent on the comparison year. However, the comparable order backlog (taking into consideration divestitures) at the end of the year was at the same level as at the end of the previous year, totaling EUR 145 million.

The value of orders received by Metso Ventures was EUR 398 million, down 15 percent on the previous year. Due to the low level of invoicing, the order backlog nevertheless increased by 14 percent, totaling EUR 175 million at the end of the year.

Net sales

Metso’s net sales totaled EUR 4,250 million, which was 9 percent lower than in the comparison year. Calculated with the previous year’s exchange rates, net sales decreased by 4 percent. Aftermarket operations accounted for 37 percent (33% in 2002) of the Corporation’s net sales (excluding Metso Ventures). The increase was mainly due to the redefined scope of aftermarket in the year under review. These operations now include Metso Paper’s process improvements.

Of the net sales, 38 percent came from the deliveries of Metso Paper, 37 percent from Metso Minerals, 12 percent from Metso Automation and 9 percent from Metso Ventures. The Converting Equipment group accounted for 4 percent of the Corporation’s net sales.

46 percent of net sales came from Europe, 23 percent from North America, 19 percent from Asia-Pacific, 6 percent from South America and 6 percent from the rest of the world. 12 percent of Metso’s net sales came from Finland, while exports and operations outside Finland accounted for 88 percent of the Corporation’s net sales.

Result

The Corporation’s operating profit before nonrecurring items and amortization of goodwill was EUR 133 million, or 3.1 percent of net sales. The decline in operating profit was primary due to the strengthening of the euro, the lower margins in Metso Paper’s large projects than in the comparison year, and the continued tight competition related to Metso Minerals’ crushing and screening equipment market.

Net nonrecurring expenses were EUR 106 million. These included EUR 15 million in income from divestitures and sales of shares, EUR 103 million in restructuring expenses related to the efficiency improvement program, and EUR 18 million in other nonrecurring expenses. Furthermore, a goodwill impairment of EUR 205 million was made in Metso Minerals, due to the continued demanding market situation in rock and minerals processing and exchange rate movements that were unfavorable to Metso Minerals. The goodwill impairment has no cash flow effect. The impairment decreases Metso’s annual amortization of goodwill approximately EUR 10 million.

In 2003, Metso’s operating loss was EUR 229 million, or 5.4 percent of net sales.

Metso’s net financial expenses were EUR 74 million, including dividend income of EUR 4 million.

Metso’s loss before taxes was EUR 303 million. Earnings per share were a negative EUR 1.89.

Most of Metso Minerals’ goodwill impairment, i.e. EUR 175 million, was accepted as tax-deductible. The corresponding tax benefit of EUR 51 million reduces the effect of the impairment on the net result, and it was booked in the final quarter of 2003.

The net loss for the year under review was EUR 258 million.

BUSINESSES

Metso Paper

Key figures	2003	2002	Change
(in millions)	EUR	EUR	%

Net sales	1,651	1,778	(7)

Operating profit before nonrecurring items and amortization of goodwill	68.3	129.3	(47)

Operating profit	24.6	115.2	(79)

Capital employed, 31.12.	538	498	8

Gross capital expenditure	54	72	(25)

Research and development expenditure	56	72	(22)

Orders received	1,710	1,611	6

Order backlog, 31.12.	784	735	7

Personnel, 31.12.	9,085	9,357	(3)

Metso Paper’s net sales for 2003 totaled EUR 1,651 million, down 7 percent on the comparison year. The decline in net sales was due to the unfavorable market situation. Aftermarket operations accounted for 34 percent of net sales (28% in 2002). The increase was mainly due to the redefined scope of aftermarket in the year under review. These operations now include process improvements.

Metso Paper’s operating profit before nonrecurring items and amortization of goodwill was EUR 68.3 million, or 4.1 percent of net sales. Profitability was weakened by lower margins in large projects than in the comparison year, under-utilization of production capacity and the strengthening of the euro. Nonrecurring expenses totaled EUR 36 million, and were due to the efficiency improvement program. Metso Paper’s operating profit was EUR 24.6 million, or 1.5 percent of net sales. Net sales and profit were clearly better in the year’s final quarter than in the other quarters of the year under review.

Converting Equipment group

The Converting Equipment group’s net sales were EUR 183 million (EUR 160 million in 2002) and the operating loss was EUR 4.0 million (EUR 8.9 million in 2002). The group was sold to the Swiss company, Bobst Group SA, on January 30, 2004.

Metso Minerals

Key figures	2003	2002	Change
(in millions)	EUR	EUR	%

Net sales	1,637	1,804	(9)

Operating profit before nonrecurring items and amortization of goodwill	74.5	105.7	(30)

Operating profit (-loss)	(234.9)	49.2	(577)

Capital employed, 31.12.	1,049	1,393	(25)

Gross capital expenditure	35	48	(27)

Research and development	22	21	5

Orders received	1,594	1,848	(14)

Order backlog, 31.12.	397	468	(15)

Personnel, 31.12.	10,332	10,553	(2)

Metso Minerals’ net sales decreased by 9 percent from the comparison year and totaled EUR 1,637 million. The decline in net sales was primary due to weak demand in the North American markets and the lack of big mining projects. Aftermarket operations accounted for 44 percent of net sales (42% in 2002).

Metso Minerals’ operating profit before nonrecurring items and amortization of goodwill was EUR 74.5 million, or 4.6 percent of net sales. Profitability was weakened by the strengthening of the euro and the weak market situation in crushing and screening, as well as in minerals processing. Nonrecurring expenses totaled EUR 66 million, and these included expenses of EUR 55 million related to the efficiency improvement program and other nonrecurring expenses amounting to EUR 11 million. The latter item includes accounting adjustments and reserves for Metso Minerals’ UK operation and for the opening balance sheet of the Svedala acquisition. Additionally, a goodwill impairment of EUR 205 million was made in Metso Minerals. Metso Minerals’ operating loss was EUR 234.9 million, or 14.3 percent of net sales. Net sales and profit performance showed no change in the year’s final quarter, even though the market situation showed slight signs of recovery.

The positive effects of the integration of Metso Minerals were offset by the effect of exchange rate changes and the weak market situation.

Metso Automation

Key figures	2003	2002	Change
(in millions)	EUR	EUR	%

Net sales	531	622	(15)

Operating profit before nonrecurring items and amortization of goodwill	31.4	21.9	43

Operating profit	28.4	16.3	74

Capital employed, 31.12.	150	207	(28)

Gross capital expenditure	8	13	(38)

Research and development	33	44	(25)

Orders received	531	643	(17)

Order backlog, 31.12.	145	185	(22)

Personnel, 31.12.	3,314	4,150	(20)

Metso Automation’s net sales decreased by 15 percent from the comparison year and totaled EUR 531 million. Taking into consideration exchange rate movements and divestitures, net sales remained at the previous year’s level. Aftermarket operations accounted for 25 percent (23% in 2002) of Metso Automation’s net sales.

Metso Automation’s operating profit before nonrecurring items and amortization of goodwill was EUR 31.4 million, or 5.9 percent of net sales. The operating profit improved substantially from the previous year. Process automation systems and the North American operations in particular have improved their profitability due to measures taken to streamline the cost structure in 2002 and 2003. The capital employed has been reduced significantly in the past two years. Nonrecurring income of EUR 11 million from divestitures and nonrecurring expenses of EUR 7 million from costs related to the efficiency improvement program and of EUR 5 million from other costs were booked. Metso Automation’s operating profit was EUR 28.4 million, or 5.3 percent of net sales. The result for the year’s final quarter was good.

Metso Ventures

Key figures	2003	2002	Change
(in millions)	EUR	EUR	%

Net sales	370	446	(17)

Operating profit (-loss) before nonrecurring items and amortization of goodwill	(2.6)	28.6	(109)

Operating profit (-loss)	(8.7)	20.1	(143)

Capital employed, 31.12.	160	172	(7)

Gross capital expenditure	24	40	(40)

Research and development	10	12	(17)

Orders received	398	468	(15)

Order backlog, 31.12.	175	154	14

Personnel, 31.12.	2,482	3,466	(28)

Metso Ventures’ net sales decreased by 17 percent from the comparison year and totaled EUR 370 million. The operating loss before nonrecurring items and amortization of goodwill was EUR 2.6 million, representing 0.7 percent of net sales. Nonrecurring items totaled EUR 5 million, and were mainly due to the efficiency improvement program. Metso Ventures’ operating loss was EUR 8.7 million, or 2.4 percent of net sales.

Metso Panelboard

Metso Panelboard’s net sales increased by 41 percent and totaled EUR 93 million. Due particularly to positive development in the Asian markets and the efficiency measures implemented during the year, Metso Panelboard substantially increased its net sales. Operating profit before nonrecurring items and amortization of goodwill was EUR 2.0 million, or 2.2 percent of net sales. Nonrecurring items totaled EUR 4 million, and were mainly due to rearrangements in Germany related to the efficiency improvement program.

Metso Drives

Metso Drives’ net sales decreased by 25 percent and was EUR 130 million. The group’s comparable net sales, excluding Metso Hydraulics that was divested in January 2003, were about 15 percent lower than in the comparison year mainly because wind turbine gear deliveries were low in the first half of the year. Operating profit before nonrecurring items and amortization of goodwill was EUR 3.1 million, or 2.4 percent of net sales. The low volumes early in the year and the launching costs of new products were reflected in weakened profitability.

Foundries

As part of Metso’s efficiency improvement program, Metso Paper’s foundries located in Finland and Sweden and Metso Minerals’ foundry located in Finland were operationally transferred to the Metso Ventures business area on October 1, 2003. Metso’s need for its in-house foundry products has been reduced and their production is being transferred to local foundries close to the customers. The aim is to create a strong entity and investigate the development alternatives for the foundries as a whole.

In 2003, the combined net sales of these three foundries were EUR 69 million, 57 percent of which came from external invoicing.

Valmet Automotive

Valmet Automotive’s net sales fell by 45 percent and totaled EUR 70 million. The operating loss was EUR 7.4 million, or 10.6 percent of net sales. The operating loss includes a EUR 4 million reserve for possible additional costs in 2004 due to the difficult employment situation. Net sales and result were clearly down on the previous year, because the manufacture of Saab cars ceased at the beginning of May and the manufacturing of Porsche Boxsters also decreased. Valmet Automotive laid off about half of its personnel after the Saab manufacture ended. A total of 19,226 cars were manufactured in the year under review (41,066 cars in 2002).

Metso’s renewed operating model

In accordance with the operating model renewed by Metso’s Board of Directors in September, the varying needs of different customer segments are clearly recognized in the strategies and operations of Metso’s business areas - Metso Paper, Metso Minerals, Metso Automation and Metso Ventures.

Efficiency improvement program

The implementation of the efficiency improvement program, announced in June and designed to cut fixed costs, proceeded as planned in the second half of the year. The program aims to achieve annual result improvements of more than EUR 100 million. Of this, Metso Paper will account for almost EUR 40 million, Metso Minerals for just over EUR 50 million, Metso Automation for EUR 10 million and Metso Ventures for EUR 5 million.

In accordance with the efficiency improvement program, Metso Paper will reduce about 340 jobs in Finland and Sweden and about 200 jobs in North America by summer 2004. Additionally, Metso Paper initiated a review into a decrease in its in-house manufacturing capacity to correspond with the long-term demand outlook. In certain Metso Paper units in Finland outsourcing of components’ manufacturing has either been decided on or is being reviewed. These arrangements will affect some 350 jobs. Metso Paper will also reduce production capacity at the unit manufacturing paper and board machines in Como, Italy. This arrangement will affect 90 jobs.

As a part of the efficiency improvement program, Metso Minerals decided to close the production plant for mining crushers in Milwaukee, Wisconsin, USA. Furthermore, a decision was made to close the production plant for mining industry process equipment and pumps in Colorado Springs, Colorado, USA. In addition, it was decided to close down the production plant for mining and crushing screens in Ketsch, Germany. Operational efficiency was also improved at the Tampere crusher plant in Finland, the Mâcon plant in France and at Metso Minerals’ headquarters. The above-mentioned arrangements affect 350 jobs altogether.

Metso Minerals will also adjust its wear protection business to correspond with demand in its two units operating in Sweden. In addition, Metso Minerals will continue measures to adjust the resources of its global sales and service network to reflect the market situation. The effects of these arrangements are estimated to be 250-320 jobs.

Metso Automation decided, in accordance with the efficiency improvement program, to reduce about 140 jobs in Finland, North America and its global sales network.

Metso Panelboard, a part of Metso Ventures, will combine its operations located in Willich and Hannover, Germany into its Hannover operations, in order to further improve operational efficiency. The personnel will be reduced by a third to 73.

As part of the efficiency improvement program, Metso’s foundries located in Tampere and Jyväskylä, Finland and Karlstad, Sweden were operationally transferred to the Metso Ventures business area on October 1, 2003.

The re-evaluation of the role of Metso’s Corporate Headquarters is expected to result in savings of around EUR 10 million.

The nonrecurring expenses of the efficiency improvement program were EUR 103 million.

In addition to the efficiency improvement program, materials management development programs were initiated in all business areas, the aim of which are to achieve substantial savings within the next 2-3 years by developing purchasing activities. Metso’s purchases amount to over a half of net sales.

During the year under review, the streamlining of administrative costs continued. Costs are cut by combining back office operations into joint services. In order to combine the financial administration of Metso’s Finnish units, financial administration service centers were established in Jyväskylä and Tampere, and these centers began to operate in September. A decision was made to establish a North American financial administration service center in Montreal, Canada.

Cash flow and financing

In 2003, Metso’s net cash provided by operating activities was EUR 146 million. The net result for the year includes substantial nonrecurring expenses that have no effect on cash flow. The most significant of these was a goodwill impairment made in Metso Minerals. The net working capital increased by EUR 54 million, which was mainly due to Metso Paper’s ongoing project deliveries and their timing. The amount of net working capital decreased in Metso Minerals and Metso Automation.

Gearing, i.e. the ratio of net interest bearing liabilities to shareholders’ equity, was 107.7 percent. The goodwill impairment and other nonrecurring items significantly increased the gearing ratio. Metso’s equity to assets ratio was 28.3 percent at the end of the year.

Net interest bearing liabilities totaled EUR 1,109 million at the end of the year while they were EUR 1,118 million at the end of 2002. During the year under review, the previous syndicated revolving credits were replaced with a new five-year EUR 450 million credit agreement. Long-term debt accounted for 75 percent of total interest bearing debt at the end of 2003. The largest installments are scheduled for 2006 and 2007. The credit agreements do not include repayment covenants based on credit ratings.

On June 27, 2003, Standard & Poor’s Rating Services lowered the outlook on the BBB long-term rating of Metso from stable to negative and, at the same time, the short-term rating was lowered from A-2 to A-3. Moody’s Investors Service lowered the long-term ratings of Metso to Baa3 from Baa2 on June 23, 2003 with a stable outlook.

Capital expenditure

Metso’s gross capital expenditure totaled EUR 130 million (EUR 194 million in 2002) and net capital expenditure EUR 80 million (EUR 56 million in 2002). The year’s most significant investments were a new composite roll plant in Oulu, Finland, a TMP/CTMP pilot pulping line in Anjalankoski, Finland, service technology centers in Järvenpää, Finland, and Sorocaba, Sao Paulo, Brazil, a service center in Raisio, Finland, and logistics centers in Jyväskylä, Finland, and Shanghai, China.

Acquisitions and divestitures

In September, Metso Automation acquired the business ownership and key resources of ABB’s Total Quality Analyzer (TQA) product line and merged it with its analyzers business.

In January, Metso divested Metso Hydraulics, part of Metso Ventures, to Sampo-Rosenlew, and in February it divested Network Management Solutions (NMS), part of Metso Automation, to Telvent. In September, Metso divested CPS Electronics, a subsidiary of Metso Automation that manufactures electronic components, to Scanfil Plc.

ThyssenKrupp Automotive AG from Germany owns 10 percent of Valmet Automotive. In December, it announced that it would not exercise its option to acquire the remaining 90 percent of Valmet Automotive’s shares by the end of 2003. Metso and ThyssenKrupp Automotive have agreed to continue cooperation in 2004.

Research and development

Metso’s research and development expenditure for the review period totaled EUR 129 million (EUR 156 million in 2002), representing 3 percent of the Corporation’s net sales. Research and development operations focus on improving efficiency, strengthening Metso’s life cycle business and raising its share of net sales.

The most important projects targeted embedded automation solutions applicable to both new machines and the installed machine base. The life cycle business is also supported by development made in materials technology and industrial design.

One example of Metso’s know-how is Stora Enso’s newsprint machine, the world’s largest in terms of wire width, using recycled fiber delivered at its Langerbrugge mill in Belgium.

Personnel

In 2003, Metso’s personnel numbered 27,400 on average. At the end of the year, the number of personnel was 26,240, or 8 percent less than at the end of 2002. The increase in the number of the Corporate Headquarters’ personnel was due to the financial administration service centers’ employees being included in the personnel figures for the Corporate Headquarters. The total salaries and wages paid in 2003 amounted to EUR 964 million.

The Corporation employed 35 percent of its total personnel in Finland, 13 percent in other Nordic countries, 18 percent in other European countries, 16 percent in North America, 6 percent in Asia-Pacific, 7 percent in South America and 5 percent in the rest of the world.

Of the Corporation’s personnel, 35 percent were employed by Metso Paper, 39 percent by Metso Minerals, 13 percent by Metso Automation and 9 percent by Metso Ventures. 3 percent of the Corporation’s personnel worked in the Converting Equipment group. The Corporate Headquarters employed 1 percent of Metso’s personnel.

Changes in corporate management

On September 25, 2003, Metso Corporation’s Board of Directors relieved Tor Bergman of his duties as President and CEO of Metso Corporation and chairman of Metso’s business area boards. On November 28, 2003 Jorma Eloranta, M.Sc. (Tech.), was appointed President and CEO of Metso Corporation and chairman of Metso’s business area boards. Jorma Eloranta will start in his new position on March 1, 2004.

Olli Vaartimo, who started as Metso’s Executive Vice President and CFO, and Deputy to the CEO on April 22, 2003, is serving as the company’s President and CEO and chairman of Metso’s business area boards from September 25, 2003 to March 1, 2004. Sakari Tamminen served as Metso’s Executive Vice President and CFO, and Deputy to the CEO until April 21, 2003.

Bertel Karlstedt started as Metso Paper’s President on March 1, 2003. Bertel Langenskiöld commenced as Metso Minerals’ President on April 28, 2003 and Vesa Kainu started as Metso Ventures’ President on May 27, 2003.

Board of Directors and auditors

The Annual General Meeting of Metso Corporation held on April 15, 2003 elected Matti Kavetvuo as the new Chairman of Metso’s Board of Directors and Maija-Liisa Friman as a new Board member. The Vice Chairman of the Board, Mikko Kivimäki, and Board members Heikki Hakala, Juhani Kuusi, Pentti Mäkinen and Jaakko Rauramo were all re-elected. PricewaterhouseCoopers Oy, the firm of authorized public accountants, was re-elected as the Corporation’s auditor, with the principal auditors being Lars Blomquist, APA, and Heikki Lassila, APA.

Decisions of the Annual General Meeting

The Annual General Meeting of Metso Corporation held on April 15, 2003 approved the proposals of the Board of Directors concerning authorizations to repurchase and transfer the Corporation’s own shares and to increase the share capital by a rights offering within one year of the AGM. It was also approved to issue stock options to key personnel of the Corporation and to a wholly-owned subsidiary of Metso Corporation.

The Annual General Meeting approved the payment of a dividend of EUR 0.60 per share for the financial year that ended December 31, 2002. The record date for the payment of dividends was April 22, 2003, and the actual payment of dividends took place on April 29, 2003.

Stock options

On May 27, 2003, Metso’s Board of Directors decided on the maximum number of options and on the earnings criteria by which 2003A stock options can be distributed to key persons of Metso Corporation in the spring of 2004. The maximum number of stock options that can be distributed is 2,500,000 options. The maximum amount can be distributed, if the operating profit percentage for 2003 reaches at least 9 percent, the return on capital employed reaches at least 20 percent and earnings per share exceed EUR 1.60. The minimum criteria for a partial distribution of stock options for 2003 were an operating profit percentage of at least 5 percent, a return on capital employed of at least 9 percent and earnings per share of at least EUR 0.75. An additional criterion for the distribution of stock options was that the trade-weighted average price of the Metso share on the Helsinki Exchanges during the period January 1 – March 31, 2004 does not fall below EUR 10.11. The criteria for the program were not fulfilled during the financial year.

Shares

At the end of the year, the number of Metso Corporation shares was 136,250,545 and the share capital was EUR 231,625,926.50.

The Helsinki Exchanges traded 97.8 million Metso Corporation shares, equivalent to a turnover of EUR 900.5 million. The share price on December 31, 2003 was EUR 9.68. The highest quotation was EUR 11.41 and the lowest EUR 7.52. The Corporation’s market capitalization in the Helsinki Exchanges on December 31, 2003 was EUR 1,319 million.

Metso’s ADR (American Depositary Receipt) turnover on the New York Stock Exchange amounted to USD 21.6 million. The price of an ADR on December 31, 2003 was USD 12.53. The highest quotation was USD 12.77 and the lowest USD 8.31.

On March 25, 2003, Harris Associates L.P. announced that funds managed by the company held a total of 5.07 percent of the paid up share capital and the total votes of Metso on March 18, 2003 (2.88% on September 2, 1999).

Stock options to main list

The series B stock options that Metso issued in 2000 were made available for trading on the main list of the Helsinki Exchanges combined with the series 2000 A stock options from April 1, 2003. The series A and B stock options issued by Metso Corporation in 2001 were also combined and made available for trading as a separate security from April 1, 2003.

Transfer to IAS/IFRS financial statements

Metso will report in accordance with the IAS/IFRS standards as of January 1, 2005. The comparison figures will also be presented in the way required by the above mentioned standards. The Corporation is preparing the transfer to IAS/IFRS reporting together with the business areas, and the project has proceeded as forecasted.

Events after the financial period

Metso signed an agreement to divest its Converting Equipment group to Bobst Group SA from Switzerland in October 2003. The transaction was completed on January 30, 2004 at a price of approximately EUR 75 million. The group’s net sales for 2003 were EUR 183 million and it employed approximately 800 persons at the end of the year.

As part of the on-going measures to strengthen Metso Corporation’s balance sheet Metso’s Board of Directors has decided to initiate a review on the development alternatives, including a potential divestment, of Dynapac, the construction and paving equipment manufacturer. Dynapac, which forms the Compaction and Paving business line of Metso Minerals, is a leading global manufacturer of compaction and paving equipment. Dynapac designs, manufactures and sells under its own brand name rollers, pavers, planers and concrete and light compaction equipment and services. In 2003 the net sales of Dynapac totalled EUR 322 million, and it employed some 1,800 people at the end of the year.

Metso Paper is supplying a rebuild of a paper machine to Papiers Gaspesia in Canada. According to the information Metso has received the customer will need additional financing to complete the project. Metso Paper’s management estimates that these arrangements will likely postpone the completion schedule of the project but the delay is not expected to have any significant financial impact on Metso Paper.

Short-term outlook

The markets and demand for Metso’s products are estimated to remain at the previous year’s level in Europe, Asia and South America. In the North American markets, the demand for Metso Minerals’ products is estimated to recover.

The practical implementation of measures relating to the ongoing efficiency improvement program will focus on 2004. The market situation and the weakening of the U.S. dollar challenges Metso’s profitability performance. Metso’s long-term profitability targets are not estimated to be reached within the next two years. In 2004, the primary focus in managing the Corporation will be the decisive implementation of the efficiency improvement actions and on other measures to improve profitability and strengthen the balance sheet.

Board of Directors’ proposal for the distribution of profit

The consolidated distributable funds of Metso Corporation on December 31, 2003 were EUR 510 million. The parent company’s distributable funds totaled EUR 616 million. On December 31, 2003, a total of 136,189,704 Metso shares, giving entitlement to full dividends for 2003, were held outside the Corporation.

Metso Corporation’s Board of Directors proposes to the Annual General Meeting that a dividend of EUR 0.20 per share be distributed.

Annual General Meeting 2004

The Annual General Meeting of Metso Corporation will be held at 2 p.m. on Tuesday, April 6, 2004 at the Marina Congress Center in Helsinki.

Helsinki, February 4, 2004

Metso Corporation’s Board of Directors

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by "expects", "estimates", "forecasts" or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:

(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins

(2) the competitive situation, especially significant technological solutions developed by competitors

(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement

(4) the success of pending and future acquisitions and restructuring.

The Review is unaudited.

 CONSOLIDATED STATEMENTS OF INCOME

	10-12/2003	10-12/2002	1-12/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR

Net sales	1,204	1,297	4,250	4,691

Cost of goods sold	(926)	(944)	(3,211)	(3,425)

Gross profit	278	353	1,039	1,266

Selling, general and administrative expenses	(226)	(258)	(906)	(1,015)

Operating profit before nonrecurring operating items and amortization of goodwill	52	95	133	251

% of net sales	4.4%	7.3%	3.1%	5.3%

Nonrecurring operating income and expenses	3	(8)	(106)	(27)

Goodwill impairment	-	-	(205)	-

Amortization of goodwill	(10)	(14)	(51)	(57)

Operating profit (loss)	45	73	(229)	167

% of net sales	3.7%	5.6%	(5.4%)	3.6%

Financial income and expenses	(21)	(19)	(74)	(74)

Income (loss) before extraordinary items and income taxes	24	54	(303)	93

Extraordinary income and expenses	-	-	-	-

Income (loss) before taxes	24	54	(303)	93

Income taxes	39	(6)	44	(26)

Minority interests	1	0	1	(2)

Net income (loss)	64	48	(258)	65

CONSOLIDATED BALANCE SHEETS

	Dec 31, 2003	Dec 31, 2002
(Millions)	EUR	EUR

Fixed assets and financial assets

Intangible assets	760	1,011

Tangible assets	810	891

Financial assets	94	103

Current assets

Inventories	743	819

Receivables	1,286	1,385

Cash and cash equivalents	130	190

Total assets	3,823	4,399

Share capital	232	232

Other shareholders’ equity	792	1,147

Minority interests	6	10

Long-term liabilities	1,118	1,172

Current liabilities	1,675	1,838

Total shareholders’equity and liabilities	3,823	4,399

Net interest bearing liabilities

Long-term interest bearing liabilities	957	1,020

Short-term interest bearing liabilities	312	333

Cash and cash equivalents	(130)	(190)

Other interest bearing assets	(30)	(45)

Total	1,109	1,118

CONSOLIDATED STATEMENTS OF CASH FLOWS

	10-12/2003	10-12/2002	1-12/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR

Cash flows from operating activities:

Net income (loss)	64	48	(258)	65

Adjustments to reconcile net income to net cash provided by operating activities

Depreciation and amortization	43	48	183	197

Provisions / Efficiency improvement program 2003	(22)	-	77	-

Goodwill impairment, net of tax effect	(51)	-	154	-

Tax benefit of goodwill impairment	30	-	30	-

Other	8	8	14	12

Change in net working capital	10	(11)	(54)	(22)

Net cash provided by (used in) operating activities	82	93	146	252

Cash flows from investing activities:

Capital expenditures on fixed assets	(31)	(51)	(128)	(191)

Proceeds from sale of fixed assets	3	6	14	33

Business acquisitions, net of cash acquired	-	(1)	(2)	(1)

Proceeds from sale of businesses	-	4	31	38

(Investments in) proceeds from sale of shares and marketable securities	3	28	5	107

Net cash provided by (used in) investing activities	(25)	(14)	(80)	(14)

Cash flows from financing activities:

Dividends paid	-	-	(82)	(82)

Net funding	(49)	(24)	(44)	(161)

Other	(4)	1	5	10

Net cash provided by (used in) financing activities	(53)	(23)	(121)	(233)

Effect of changes in exchange rates on cash and cash equivalents	(4)	0	(5)	(27)

Net increase (decrease) in cash and cash equivalents	0	56	(60)	(22)

Cash and cash equivalents at beginning of period	130	134	190	212

Cash and cash equivalents at end of period	130	190	130	190

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of shares	Share capital	Share premium reserve	Legal reserve	Cumulative translation adjustments	Reserve for own shares	Other reserves	Retained earnings	Total

(Millions)	(thousands)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Balance at Dec 31, 2002	136,251	232	14	227	(60)	1	202	763	1,379

Dividends	-	-	-	-	-	-	-	(82)	(82)

Translation differences	-	-	-	-	(16)	-	-	-	(16)

Other	-	-	-	1	-	-	-	0	1

Net income	-	-	-	-	-	-	-	(258)	(258)

Balance at Dec 31, 2003	136,251	232	14	228	(76)	1	202	423	1,024

The distributable funds of Metso Corporation at Dec 31, 2003 consist of retained earnings (EUR 423 million) excluding accelerated depreciation and untaxed reserves (EUR 39 million) and negative translation differences (EUR 76 million), and other reserves (EUR 202 million), totaling EUR 510 million. At the end of the period Metso Corporation possessed 60,841 of its own shares.

ASSETS PLEDGED AND CONTINGENT LIABILITIES

	Dec 31, 2003	Dec 31, 2002
(Millions)	EUR	EUR

Mortgages on corporate debt	1	1

Other pledges and contingencies

Mortgages	2	2

Pledged assets	4	0

Guarantees on behalf of associated company obligations	0	0

Other guarantees	7	4

Repurchase and other commitments	48	38

Lease commitments	183	181

NOTIONAL AMOUNTS, CARRYING AMOUNTS AND FAIR VALUES OF
DERIVATIVE FINANCIAL INSTRUMENTS

	Notional amount		Carrying amount		Fair value

	Dec 31, 2003	Dec 31, 2002	Dec 31, 2003	Dec 31, 2002	Dec 31, 2003	Dec 31, 2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Forward exchange rate contracts	1,567	1,617	20	38	36	65

Interest rate and currency swaps	3	4	0	0	0	(1)

Currency swaps	81	100	(1)	2	(2)	1

Interest rate swaps	60	60	(1)	0	0	2

Interest rate futures contracts	15	15	0	0	0	0

Option agreements

Bought	13	9	0	1	0	1

Sold	34	14	(1)	0	(1)	0

Electricity forward contracts 1)	344	-	0	-	(1)	-

1) Notional amount GWh

Carrying amounts noted in the table above are included in the balance sheet. The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk. The fair value reflects the estimated amounts that Metso would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

KEY RATIOS

	Dec 31, 2003	Dec 31, 2002

Earnings/share, EUR	(1.89)	0.48

Equity/share, EUR	7.51	10.12

Return on equity (ROE), %	(21.3)	4.8

Return on capital employed (ROCE), %	(8.7)	6.4

Equity to assets ratio, %	28.3	33.3

Gearing, %	107.7	80.6

Average number of shares (thousands)	136,190	136,190

EXCHANGE RATES USED

	1-12/2003	1-12/2002	Dec 31, 2003	Dec 31, 2002
USD (US dollar)	1.1309	0.9449	1.2630	1.0487
SEK (Swedish krona)	9.1244	9.1591	9.0800	9.1528

GBP (Pound sterling)	0.6919	0.6288	0.7048	0.6505
CAD (Canadian dollar)	1.5821	1.4828	1.6234	1.6550

BY BUSINESS AREA INFORMATION

NET SALES BY BUSINESS AREA

	10-12/2003	10-12/2002	1-12/2003	1-12/2002	Change

(Millions)	EUR	EUR	EUR	EUR	%

Metso Paper	527	560	1,651	1,778	(7)

Metso Minerals	419	434	1,637	1,804	(9)

Metso Automation	153	167	531	622	(15)

Metso Ventures	103	128	370	446	(17)

Intra Metso net sales	(43)	(38)	(122)	(119)

Continuing operations	1,159	1,251	4,067	4,531	(10)

Converting Equipment	45	46	183	160	14

Metso total	1,204	1,297	4,250	4,691	(9)

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL BY BUSINESS AREA

	10-12/2003	10-12/2002	1-12/2003	1-12/2002	Change
(Millions)	EUR	EUR	EUR	EUR	%

Metso Paper	34.1	54.0	68.3	129.3	(47)

Metso Minerals	23.2	26.6	74.5	105.7	(30)

Metso Automation	14.7	7.2	31.4	21.9	43

Metso Ventures	(5.7)	13.4	(2.6)	28.6	(109)

Corporate Headquarters and other	(10.6)	(6.9)	(35.7)	(31.8)	(12)

Continuing operations	55.7	94.3	135.9	253.7	(46)

Converting Equipment	(3.2)	0.3	(2.7)	(3.1)	13

Metso total	52.5	94.6	133.2	250.6	(47)

NONRECURRING OPERATING ITEMS BY BUSINESS AREA

	10-12/2003	10-12/2002	1-12/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	0.6	1.4	(36.0)	(5.9)

Metso Minerals	0.9	(1.1)	(66.1)	(13.3)

Metso Automation	0.3	(1.9)	(0.3)	(2.6)

Metso Ventures	(1.5)	(2.3)	(4.7)	(7.1)

Corporate Headquarters and other	2.8	(0.9)	1.6	6.9

Continuing operations	3.1	(4.8)	(105.5)	(22.0)

Converting Equipment	-	(3.1)	-	(4.5)

Metso total	3.1	(7.9)	(105.5)	(26.5)

AMORTIZATION OF GOODWILL BY BUSINESS AREA

	10-12/2003	10-12/2002	1-12/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	(2.1)	(2.0)	(7.7)	(8.2)

Metso Minerals	(7.1)	(10.3)	(38.3)	(43.2)

Metso Automation	(0.6)	(0.7)	(2.7)	(3.0)

Metso Ventures	(0.5)	(0.4)	(1.4)	(1.4)

Continuing operations	(10.3)	(13.4)	(50.1)	(55.8)

Converting Equipment	(0.3)	(0.3)	(1.3)	(1.3)

Metso total	(10.6)	(13.7)	(51.4)	(57.1)

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	10-12/2003	10-12/2002	1-12/2003	1-12/2002	Change
(Millions)	EUR	EUR	EUR	EUR	%

Metso Paper	32.6	53.4	24.6	115.2	(79)

Metso Minerals	17.0	15.2	(234.9)	49.2	(577)

Metso Automation	14.4	4.6	28.4	16.3	74

Metso Ventures	(7.7)	10.7	(8.7)	20.1	(143)

Corporate Headquarters and other	(7.8)	(7.8)	(34.1)	(24.9)	(37)

Continuing operations	48.5	76.1	(224.7)	175.9	(228)

Converting Equipment	(3.5)	(3.1)	(4.0)	(8.9)	55

Metso total	45.0	73.0	(228.7)	167.0	(237)

Metso Minerals’ operating loss includes a goodwill impairment of EUR 205 million, which was booked in September 2003.

ORDERS RECEIVED BY BUSINESS AREA

	10-12/2003	10-12/2002	1-12/2003	1-12/2002	Change
(Millions)	EUR	EUR	EUR	EUR	%

Metso Paper	288	275	1,710	1,611	6

Metso Minerals	416	429	1,594	1,848	(14)

Metso Automation	119	158	531	643	(17)

Metso Ventures	142	137	398	468	(15)

Intra Metso orders received	(33)	(32)	(121)	(120)

Continuing operations	932	967	4,112	4,450	(8)

Converting Equipment	28	75	144	196	(27)

Metso total	960	1,042	4,256	4,646	(8)

PERSONNEL BY BUSINESS AREA

	Dec 31, 2003	Dec 31, 2002	Change, %

Metso Paper	9,085	9,357	(3)

Metso Minerals	10,332	10,553	(2)

Metso Automation	3,314	4,150	(20)

Metso Ventures	2,482	3,466	(28)

Corporate Headquarters and other	223	134	66

Continuing operations	25,436	27,660	(8)

Converting Equipment	804	829	(3)

Metso total	26,240	28,489	(8)

QUARTERLY INFORMATION

NET SALES BY BUSINESS AREA

	10-12/2002	1-3/2003	4-6/2003	7-9/2003	10-12/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	560	359	402	363	527

Metso Minerals	434	379	430	409	419

Metso Automation	167	126	132	120	153

Metso Ventures	128	98	93	76	103

Intra Metso net sales	(38)	(25)	(32)	(22)	(43)

Continuing operations	1,251	937	1,025	946	1,159

Converting Equipment	46	46	47	45	45

Metso total	1,297	983	1,072	991	1,204

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL BY BUSINESS AREA

	10-12/2002	1-3/2003	4-6/2003	7-92003	10-12/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	54.0	7.8	11.1	15.3	34.1

Metso Minerals	26.6	10.9	21.3	19.1	23.2

Metso Automation	7.2	1.7	6.9	8.1	14.7

Metso Ventures	13.4	0.2	4.6	(1.7)	(5.7)

Corporate Headquarters and other	(6.9)	(8.5)	(10.4)	(6.2)	(10.6)

Continuing operations	94.3	12.1	33.5	34.6	55.7

Converting Equipment	0.3	(0.4)	1.5	(0.6)	(3.2)

Metso total	94.6	11.7	35.0	34.0	52.5

NONRECURRING OPERATING ITEMS BY BUSINESS AREA

	10-12/2002	1-3/2003	4-6/2003	7-9/2003	10-12/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	1.4	-	(3.2)	(33.4)	0.6

Metso Minerals	(1.1)	-	(4.5)	(62.5)	0.9

Metso Automation	(1.9)	6.5	(0.2)	(6.9)	0.3

Metso Ventures	(2.3)	0.8	-	(4.0)	(1.5)

Corporate Headquarters and other	(0.9)	-	-	(1.2)	2.8

Continuing operations	(4.8)	7.3	(7.9)	(108.0)	3.1

Converting Equipment	(3.1)	-	-	-	-

Metso total	(7.9)	7.3	(7.9)	(108.0)	3.1

AMORTIZATION OF GOODWILL BY BUSINESS AREA

	10-12/2002	1-3/2003	4-6/2003	7-9/2003	10-12/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	(2.0)	(1.9)	(1.8)	(1.9)	(2.1)

Metso Minerals	(10.3)	(10.4)	(10.5)	(10.3)	(7.1)

Metso Automation	(0.7)	(0.7)	(0.7)	(0.7)	(0.6)

Metso Ventures	(0.4)	(0.3)	(0.3)	(0.3)	(0.5)

Continuing operations	(13.4)	(13.3)	(13.3)	(13.2)	(10.3)

Converting Equipment	(0.3)	(0.4)	(0.3)	(0.3)	(0.3)

Metso total	(13.7)	(13.7)	(13.6)	(13.5)	(10.6)

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	10-12/2002	1-3/2003	4-6/2003	7-9/2003	10-12/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	53.4	5.9	6.1	(20.0)	32.6

Metso Minerals	15.2	0.5	6.3	(258.7)	17.0

Metso Automation	4.6	7.5	6.0	0.5	14.4

Metso Ventures	10.7	0.7	4.3	(6.0)	(7.7)

Corporate Headquarters and other	(7.8)	(8.5)	(10.4)	(7.4)	(7.8)

Continuing operations	76.1	6.1	12.3	(291.6)	48.5

Converting Equipment	(3.1)	(0.8)	1.2	(0.9)	(3.5)

Metso total	73.0	5.3	13.5	(292.5)	45.0

 Metso Minerals’ operating loss includes a goodwill impairment of EUR 205 million, which was booked in September 2003.

CAPITAL EMPLOYED BY BUSINESS AREA

	Dec 31, 2002	Mar 31, 2003	June 30, 2003	Sep 30, 2003	Dec 31, 2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	498	518	560	537	538

Metso Minerals	1,393	1,373	1,342	1,067	1,049

Metso Automation	207	183	173	168	150

Metso Ventures	172	167	169	173	160

Corporate Headquarters and other	417	318	320	309	340

Continuing operations	2,687	2,559	2,564	2,254	2,237

Converting Equipment	55	57	65	66	62

Metso total	2,742	2,616	2,629	2,320	2,299

ORDERS RECEIVED BY BUSINESS AREA

	10-12/2002	1-3/2003	4-6/2003	7-9/2003	10-12/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	275	733	268	421	288

Metso Minerals	429	431	395	352	416

Metso Automation	158	160	131	121	119

Metso Ventures	137	104	77	75	142

Intra Metso orders received	(32)	(36)	(30)	(22)	(33)

Continuing operations	967	1,392	841	947	932

Converting Equipment	75	33	43	40	28

Metso total	1,042	1,425	884	987	960

ORDER BACKLOG BY BUSINESS AREA

	Dec 31, 2002	Mar 31, 2003	June 30, 2003	>Sep 30, 2003	Dec 31, 2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	735	1,108	973	1,031	784

Metso Minerals	468	509	472	415	397

Metso Automation	185	184	182	181	145

Metso Ventures	154	157	144	146	175

Intra Metso order backlog	(55)	(68)	(69)	(70)	(55)

Continuing operations	1,487	1,890	1,702	1,703	1,446

Converting Equipment	102	84	81	74	59

Metso total	1,589	1,974	1,783	1,777	1,505

METSO VENTURES, KEY FIGURES

METSO PANELBOARD	2003	2002	Change
(in millions)	EUR	EUR	%

Net sales	93	66	41

Operating profit (loss) before nonrecurring items and amortization of goodwill	2.0	(11.8)	117

Operating profit (loss)	(3.3)	(20.6)	84

Capital employed, Dec 31	10	2	400

Order backlog, Dec 31	87	76	14

Personnel, Dec 31	283	334	(15)

METSO DRIVES	2003	2002	Change
(in millions)	EUR	EUR	%

Net sales	130	173	(25)

Operating profit before nonrecurring items and amortization of goodwill	3.1	12.5	(75)

Operating profit	2.3	12.8	(82)

Capital employed, Dec 31	91	98	(7)

Order backlog, Dec 31	60	53	13

Personnel, Dec 31	879	1,019	(14)

FOUNDRIES	2003	2002	Change
(in millions)	EUR	EUR	%

Net sales	69	72	(4)

Operating profit (loss) before nonrecurring items and amortization of goodwill	(0.1)	5.2	(102)

Operating profit (loss)	(0.1)	5.2	(102)

Capital employed, Dec 31	26	27	(4)

Order backlog, Dec 31	20	15	33

Personnel, Dec 31	580	593	(2)

VALMET AUTOMOTIVE	2003	2002	Change
(in millions)	EUR	EUR	%

Net sales	70	128	(45)

Operating profit (loss) before nonrecurring items and amortization of goodwill	(7.4)	23.4	(132)

Operating profit (loss)	(7.4)	23.4	(132)

Capital employed, Dec 31	31	42	(26)

Amount of vehicles produced	19,226	41,066	(53)

Personnel, Dec 31	716	1,496	(52)